Exhibit 21.1

LIST OF SUBSIDIARIES OF CELLU TISSUE HOLDINGS, INC.

Name of Subsidiary	State of Incorporation/Organization
Cellu Tissue Corporation-Natural Dam	Delaware
Cellu Tissue Corporation-Neenah	Delaware
Cellu Tissue LLC	Delaware
Coastal Paper Company	Virginia
Interlake Acquisition Corporation Limited	Nova Scotia, Canada
Menominee Acquisition Corporation	Delaware
Van Paper Company	Mississippi
Van Timber Company	Mississippi